Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

February 28, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Maryse Mills-Apenteng

Re:	Nyxio Technologies Corporation Preliminary Information Statement on Schedule 14C Filed on February 20, 2014 File No. 000-54737

Dear Ms. Mills-Apenteng:

I write on behalf of Nyxio Technologies Corporation (the “Company”) in response to Staff’s letter of February 28, 2014, by Maryse Mills-Apenteng, Special Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Information Statement on Schedule 14C, filed February 28, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Security Ownership of Certain Beneficial Owners and Management, page 4

1.                   It appears that your beneficial ownership table is incomplete. Tide Pool Ventures Corporation filed a Schedule 13G on January 22, 2014, disclosing it owns 8.3% of your outstanding common stock and $21,772.80 in convertible notes, the conversion of which would increase its beneficial ownership in your common stock to 9.99%. We also note the Schedule 13G filed by Asher Enterprises, Inc. on January 30, 2013, which discloses that it owns 9.99% of your common stock. Please revise your beneficial ownership table to reflect the shares held by Tide Pool Ventures, Asher Enterprises and any other shareholder that beneficially owns more than five percent of your voting securities. Please refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3 for further guidance. Your revised beneficial ownership table should also identify the natural person(s) who holds investment and/or voting power over shares held by an entity.

In response to this comment, the Company has revised the beneficial ownership table to disclose the holdings of Tide Pool Ventures Corporation and Asher Enterprises, Inc. The share counts were verified with the Company’s transfer agent. The convertible note held by Tide Pool Ventures is also disclosed in a footnote to the table but, consistent with the disclosures made in the Schedule 13G filed by Tide Pool Ventures, the new footnote to the beneficial ownership table states that the Tide Pool Ventures note may not be converted into common stock such that Tide Pool Ventures Corporation would beneficially own more than 9.99% of the Company’s common stock at any given time. Footnote disclosures to the beneficial ownership table also indicate the natural persons who hold voting and investment power for Tide Pool Ventures and Asher Enterprises as can best be discerned from the information available to the Company.

2.                   Please revise your beneficial ownership table, as well as the table on page 3, to indicate the voting power of Mr. Johnson on a percentage basis taking into consideration his holdings of both common stock and Class B preferred stock. Furthermore, the number of shares of common stock beneficially owned by Mr. Johnson should include all of the Class B preferred stock, as converted, pursuant to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. Please revise as necessary or advise.

In response to this comment, the Company has revised the beneficial ownership table and the table on page 3 to indicate the percentage voting power represented by the common and Class B preferred shares held by Mr. Johnson. The number of shares of common stock shown for Mr. Johnson include both his issued and outstanding common stock as well as the shares of common stock issuable upon conversion of his Class B preferred shares. Note that while Mr. Johnson’s one hundred Class B preferred shares vote at a rate of ten million for one, they are only convertible to common stock at a rate of one to one.

Amendment to the Articles of Incorporation

Increase in Authorized Shares of Common Stock

Reason for Increase, page 5

3.                   You disclose that the reason for the proposed increase in the amount of authorized shares is to permit you to raise capital or issue your common stock for business purposes. Please tell us in your response letter whether you have entered into any agreements or have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock. If you have no such plans or agreements, please include a statement to this effect in your information statement.

In response to this comment, has revised the disclosure to state that it has no such plans or agreements at this time.

Sincerely,

/s/ Joe Laxague

Joe Laxagye, Esq.

*Licensed in California, Washington and Hawaii;

^Licensed in Colorado and District of Columbia